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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July, 2004
                         Commission File Number 0-50822
                                                -------


                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)


         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                     ---                    --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                                No  X
                               ----                              ---





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This Form 6-K consists of:


Northwestern Mineral Ventures (TSX-V: NWT) is pleased to announce that it has entered into an Option Agreement with RNC Gold Inc. (TSX: RNC) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico and the 3,500 hectare Tango gold concession in Sinaloa, Mexico.

In order to earn its interest, Northwestern must expend C$1.5 million in exploration expenditures, on or before December 31, 2006. Northwestern has committed to spending $500,000 in year one and $1-million in year two. Also part of the agreement, Northwestern must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year.

"High quality exploration properties outside of Canada are extremely important to our corporate growth strategy," said Kabir Ahmed, President & CEO of Northwestern Mineral Ventures. "Picachos represents our first initiative into the emerging Latin American gold region, an area in which PricewaterhouseCoopers recently said a significant portion of the world's exploration dollars are being spent. We believe, therefore, that our investment in Picachos is supported by industry confidence in the traditionally under-explored, higher quality assets available in this area of the world."

Senior management from Northwestern and RNC Gold will sit down in the coming weeks and, with the assistance of key industry experts, begin to develop an exploration plan for the first year. The agreement is subject to board and regulatory approval.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Northwestern Mineral Ventures Inc.




                                          By: /s/ Kabir Ahmed
                                             ------------------------
                                               Kabir Ahmed
                                               President




Date: July 16, 2004